PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

03 JUL 31 7:21

No.03/DIR/1221

File Number :
82-34694

Jakarta, July 25, 2003

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA


03024921

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Plan to Hold an Extraordinary General Shareholders Meeting	July 14, 2003
2	Proof of Publication	July 23, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 7/31

2. Mrs ....



PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No. 03/DIR/1221 dated July 25, 2003

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk.
DIREKSI
JAKARTA

Safrullah Hadi Saleh

Pardi Kendy

File Number :
82-34694

03 JUL 31 AM 7:21

Attachment 1/2

No. 03/ DIR/ 1150

Jakarta, July 14, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re : Plan to Hold an Extraordinary General Shareholders Meeting

Dear Sir/ Madam,

In line with the Capital Market's Regulation No. IX.X.1, Attachment Head of Bapepam's Decission No. KEP-60/PM/1996 dated on January 17, 1996 on Plan and Implementation of the General Shareholders Meeting, we would like to inform you that PT Bank Buana Indonesia Tbk. plan to hold an Extraordinary General Shareholders Meeting (EGM) on:

Day/Date	: Friday/ August 22, 2003
Time	: 10:00 AM
Venue	: Sari Pan Pacific Hotel Jl. M.H. Thamrin, Istana Ballroom Jakarta Pusat

Agenda of the Meeting would be as follows:
To Approve the Bank's plan to capitalize the Additional Paid in Capital and Retained Earnings through Bonus Shares and Shares Dividend distribution, which derives from:

a. Additional Paid in Capital derives from distribution of Share Dividend in 2002 and proceed of Right Issue II in 2003 (Bonus Shares)

b. Retained Earnings (R/E) until the end of fiscal year of 2002 (share dividend)

Additional Information:

1. Bonus shares would be distributed in line with the applied regulation.
2. Share Dividend would be distributed based on the share market price on August 21, 2003 or a day before the date of EGM
3. The Bank would announce the distribution schedule of Bonus Share and Dividend Share following the approval from Indonesian Restructuring Agency (IBRA).

In line with the Article of Association and the applied regulation, we would publish the announcement and notification of the Meeting to the Shareholders on two daily National newspapers as the attached draft.

Please......

File Number :
82-34694

Attachment 1/2

Continued Letter No. 03/DIR/1150 dated July 14, 2003

Please be informed accordingly.

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad　　　　Pardi Kendy

File Number :
82-34694

Attachment 1/2

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed to all Shareholders that on Friday, August 22, 2003 the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards).

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on August 7, 2003, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of Wednesday, August 6, 2003 at 4:00 PM.

All proposal from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 21 section 7 of the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before August 7, 2003 at the latest.

Jakarta, July 23, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 1/2

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary Shareholders Meeting (" Meeting"), which is going to be held on:

Day/Date	: Friday/ August 22, 2003
Time	: 10:00 AM – finish
Venue	: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin No. 2 Jakarta Pusat
Agenda	: To approve distribution of Bonus Share and Share Dividend derives from capitalization of: a) Additional Paid in Capital b) Retained Earnings at the end of 2002

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of August 6, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

INFORMATION ON PLAN OF DIVIDEND AND BONUS SHARES DISTRIBUTION

1. As stated on the Agenda of the Meeting, the Board of Directors would propose to all the Shareholders to distribute both Bonus Share and Dividend Shares derives from the following:
   a. Bonus Shares: Capitalization of Additional Paid in Capital derives from the share dividend distribution in the year of 2002 and the result of Right Issue II in the year of 2003.
   b. Share Dividend: capitalization the Bank's retained earnings for financial year ended 2002, which also has been stated on the Bank's Balance Sheet of December 31, 2001.

2. The distribution neither would increase the value of the Shareholders' investment nor decrease it compares with the Bonus Shares that would be distributed.

3. The price of the shares would decrease as the impact of the distribution

4. Income tax would be applied in line with the applied tax regulation.

5. Procedure of Share Dividend and Bonus Shares is as follows:
   a. Distribution of Bonus Shares and Share Dividend would be done with the approval from the Shareholders.
   b. Distribution of Bonus Shares and Share Dividend would be done with the approval from IBRA.
   c. The Bank would announce schedule of Bonus Share and Dividend Share distribution following to the approval from IBRA.

6. Shareholder's Income tax related to Share Dividend should be deducted from Interim Cash Dividend that is going to be distributed by the Bank.

7. Should fraction occurs, the Bank would round the shares down and they all would be returned to the Bank and be booked as a retained earnings.

8. PT Sirca Datapro Perdana will register and distribute the Bonus Shares and Share Dividend.

9. The Bank will not supply any assistance to Shareholders who wish to shift their rights of Bonus Shares and Shares Dividend Right to other party.

Jakarta, August 7, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

Attachment2/2

No.03/SHM/335

Jakarta, July 23, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: **Proof of Publication**

Dear Sir/Madam,

With reference to our Letter No.03/DIR/1150 dated July, 14 2003 on plan to hold an Extraordinary General Shareholders Meeting (EGM), please find enclosed proof of announcement publication on above decision that has been published on Bisnis Indonesia and Media Indonesia on July 23, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Main Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/2

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed to all Shareholders that on Friday, August 22, 2003 the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards).

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on August 7, 2003, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of Wednesday, August 6, 2003 at 4:00 PM.

All proposal from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 21 section 7 of the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before August 7, 2003 at the latest.

Jakarta, July 23, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.